Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

May 21, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: John Reynolds, Pamela Howell and Adam F. Turk

RE:        Bernard Chaus, Inc.

Amendment No. 1 to Schedule 13E-3, File No. 005-37972, and Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, File No. 001-09169

Ladies and Gentlemen:

Bernard Chaus, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Proxy Amendment”) to its preliminary proxy statement on Schedule 14A (File No. 001-09169) and the Company et al. have filed with the Commission Amendment No. 1. (“13E-3 Amendment”) to its transaction statement under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated May 11, 2012 from Ms. Pamela Howell to Ms. Josephine Chaus. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. In addition, we also include a marked copy of the Proxy Amendment and the 13E-3 Amendment showing changes made from the original filings to aid the Staff’s review. Throughout this letter, all underlined and bolded language in our responses has been added, all scored and bolded language in our responses has been deleted, and all page numbers in our responses refer to the marked copy of the Proxy Statement Amendment.

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Securities and Exchange Commission

May 21, 2012

Schedule 13E-3

Exhibits

1.	Please advise why Mr. Camuto is not a filing person on the Schedule 13E-3. If Mr. Camuto is not the sole beneficial owner of Camuto Consulting Inc., please extend this analysis to the other beneficial owners. In this regard, we note that Mr. Camuto purchased his original interest in the company on February 9, 2011, but did not file a Schedule 13D until April 14, 2011. Furthermore, the Schedule 13D filed by Camuto Consulting Inc. does not disclose the natural persons who beneficially own the reported securities.

Response:

In response to the Staff’s comment, Camuto Consulting Inc. has amended its Schedule 13D to add Mr. Camuto as a reporting person. In addition, Mr. Camuto and the Camuto Descendants Trust (Delaware) u/a/d May 13, 2010 have been added as filing persons on the 13E-3 Amendment.

2.	Please include the voting agreements and the Camuto license agreement as exhibits to your schedule. See Item 1016(d) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has included the voting agreement, the memorandum of understanding and the Camuto license agreement as exhibits to the 13E-3 Amendment.

Preliminary Proxy Statement on Schedule 14A filed April 13, 2012

General

3.	Please tell us why you have not included in your proxy statement the information required by Part C of Form S-4. See Item 14(c)(2) of Schedule 14A. Refer to Instruction 2 to Item 14.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by including the information required by Part C of Form S-4. Please see page 46 and page F-1.

Securities and Exchange Commission

May 21, 2012

Letter to Shareholders

4.	Please revise the reference to the two-thirds threshold here and elsewhere as appropriate to disclose the percentage of unaffiliated shares that would be required to vote in favor of the transaction for it to be approved. It is unclear why you exclude roughly 13.44% of your shares subject to the memorandum of understanding from your discussion of voting agreements here and throughout your document. Please reconcile or advise.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by including the following language in the letter to shareholders and elsewhere in the Proxy Amendment.

“The merger cannot be completed unless shareholders holding at least two-thirds of the outstanding shares of Company common stock on the record date adopt the merger agreement. Certain stockholders and affiliates of the Company, including Mrs. Chaus and the Camuto Group, have agreed to vote their shares of Company commons stock to adopt the merger agreement. The total number of shares subject to such agreements is 26,876,837, or approximately 72% of the outstanding shares of Company common stock, greater than the minimum number of shares of Company common stock needed to vote in favor of the adoption of the merger agreement in order for it to be adopted.”

The Company has also supplemented its disclosure by adding the following language in its discussion of voting agreements throughout the document.

“The voting agreement will terminate on the earliest of (i) the completion of the merger; (ii) receipt of appropriate notice of termination, and (iii) the termination of the merger agreement.

In the Merger Agreement, the Camuto Group agreed, among other things, to vote its shares of Company common stock in support of the merger. The Camuto Group owns 3,000,000 shares of Company common stock, or approximately 8% of the outstanding shares of Company common stock as of the date of this proxy statement.

In addition, on April 3, 2012, the Company entered into a memorandum of understanding with respect to pending litigation concerning the merger. Pursuant to the memorandum of understanding, certain shareholders of the Company agreed, among other things, to vote their shares of Company common stock in support of the merger. As of April 3, 2012, 5,038,846 shares of Company common stock were subject to the voting provisions of the memorandum of understanding, or approximately 13.44% of the outstanding shares of Company common stock as of that date.

Securities and Exchange Commission

May 21, 2012

The total number of shares subject to the voting agreement and the voting provisions of the merger agreement and the memorandum of understanding is 26,876,837, or approximately 72% of the outstanding shares of Company common stock, greater than the minimum number of shares of Company common stock needed to vote in favor of the adoption of the merger agreement in order for it to be adopted.”

Termination Fees and Reimbursement of Expenses, page 6

5.	We note your disclosure within this section that under certain circumstances, the Company may be obligated to pay the Camuto group a termination fee of $225,000 and/or the Camuto group’s expenses in connection with the merger. However, we also note your disclosure on page 11 that the Camuto group may also be required to pay you a termination fee. Please revise this section to describe in greater detail the merger termination scenarios in which the company may be paid and the fees that would be paid in such a scenario.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to indicate that there are no circumstances in which the Camuto Group would be required to pay a termination fee to the Company.

“Under specified circumstances, we may be required to pay the Camuto Group a termination fee and/or reimburse the Camuto Group for all of its out of pocket expenses ~~or the Camuto Group may be required to pay us a termination fee~~.”

Business and Background of Natural Persons Related to the Camuto Group ..., page 15

6.	Please provide in your proxy statement the information required by Item 1003(c) of Regulation M-A with respect to Vincent Camuto, Louise Camuto, Alex Del Cielo and Jeffrey K. Howald. Please also provide the information required by Item 1003(c)(1)-(2) and (5) of Regulation M-A with respect to Ariel and Aaron Chaus.

Securities and Exchange Commission

May 21, 2012

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following information with respect to Vincent Camuto, Louise Camuto, Alex Del Cielo and Jeffrey K. Howald.

“Business and Background of Natural Persons Related to the Camuto Group and Investor Newco

None of the Camuto Group or Investor Newco nor any of the Camuto Group’s or Investor Newco’s directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Camuto Group or Investor Newco nor any of the Camuto Group’s Investor Newco’s directors or executive officers has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Executive Officers

Vincent Camuto is the founder of the Camuto Group and has served as a director, the Chief Executive Officer and Chairman since the company’s inception in 2001. From 1978 through 1999, Mr. Camuto held various positions with the Nine West Group Inc., a company which he co-founded and which was sold to Jones Apparel Group in 1999.

Louise Camuto has served as a director of the Camuto Group since 2012. She was the Creative Director of the Camuto Group from 2001 through 2004 and has served as the company's President of Marketing and Communications since 2004.

Alex Del Cielo has served as a director and the Chief Operating Officer of the Camuto Group since 2001. In 1999, Mr. Del Cielo co-founded Operational Solutions, a consulting services company. From 1988 through 1999, Mr. Del Cielo held various positions with the Nine West Group Inc., including serving as Executive Vice President of Operations from 1994 to 1999, when the company was sold to Jones Apparel Group.

Jeffrey K. Howald has served as the Chief Financial Officer of the Camuto Group since 2007. Mr. Howald was formerly with Sports Brands International, where he served as Worldwide Chief Financial Officer from 2004 to 2007 and Vice President, Finance/Special Projects from 2003 to 2004. Prior to that, Mr. Howald held several financial and operations positions with the Nine West Group, Inc. for 18 years and until the company was sold to Jones Apparel Group.”

Securities and Exchange Commission

May 21, 2012

The Company has also supplemented its disclosure by adding the following information with respect to Ariel Chaus and Aaron Chaus.

“Ariel Chaus has served as the Vice President, Business Development of the Company since 1999. He is a citizen of the United States.”

“Aaron Chaus has been a student at all times in the last five years. He is a citizen of the United States.”

Background of the Merger, page 16

7.	We note your references to several recent developments in your business including the early termination of the KCP license and the sale of 3,000,000 shares to the Camuto Group. Please revise such references to explain how they relate to your negotiations and how the board considered such developments affected the Board’s views on the proposed merger transaction.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language explaining how these developments related to the Company’s negotiations and how the board considered such developments. As the merger had yet to be proposed, the Camuto Group’s share purchase did not effect the Board’s view of the merger.

“In October 2010, the Company and KCP agreed to an early termination of the Company’s license agreement and the Company began a process to find new licensing partners in order to secure additional revenue for the Company. The early termination of the license agreement worsened the Company’s liquidity and financial condition, and the failure to replace the lost revenue in a timely manner was likely to have a material adverse effect on the Company’s business.”

“In order to fulfill its representation to CIT and to further strengthen its licensing relationship with the Camuto Group, on February 9, 2011, the Company sold 3,000,000 of the shares repurchased from KCP to the Camuto Group at a price of $0.10 per share. The management of the Company considered the Camuto Group’s investment a positive development given that the Camuto Group was its largest source of revenue. The investment also provided much needed liquidity and financial support.”

Securities and Exchange Commission

May 21, 2012

8.	We note that as of December 2011, China Ting advised the company that it would no longer take part in the transaction. Please disclose how management considered China Ting’s lack of participation in the transaction in deciding whether to pursue ongoing merger negotiations.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language the reaction to China Ting’s lack of participation.

“In late December 2011, China Ting advised the Company that it was no longer interested in participating in the proposed transaction. The Committee did not consider China Ting’s decision as material because the Camuto Group indicated its willingness to proceed with the transaction without China Ting and had indicated that it had adequate financial resources to complete the transaction on its own.”

9.	We note that on November 4, 2011, National Securities advised the special committee of its revised valuation analysis based upon additional due diligence. Please revise to briefly describe the changes, if any, in the analysis and whether that led to the November 9, 2011, contemplated cash consideration of $0.24 per share.

Response:

In response to the Staff’s comment, the Company has amended its disclosure to describe the changes in the analysis.

“On November 4, 2011, ~~National Securities advised the Committee of its revised preliminary valuation analysis of the Company’s common stock based upon its additional due diligence~~ National orally updated its valuation analysis to the Committee based on financial projections provided by Company management assuming that the merger would not occur. Utilizing the new data inputs with the same methodologies and considering the fact that the Camuto license agreement was not transferable, terminated on a change of control and could be terminated by the Camuto Group if the Company was insolvent, National adjusted its preliminary valuation analysis, resulting in a lower fair price range.”

10.	Please provide additional details regarding the negotiations between Dr. Berkowitz and Mr. Braun concerning support for the transaction and proposed settlement. To this extent, we note your disclosure on page 39 that on April 3, 2012, the Company entered into a memorandum of understanding with respect to the pending litigation.

Securities and Exchange Commission

May 21, 2012

Response:

In response to the Staff’s comment, the Company has amended its disclosure to include additional details concerning the negotiations between the Company, Dr. Berkowitz and Mr. Braun.

“Between January 5, 2012 and April 3, 2012, Pryor Cashman and counsel to Dr. Berkowitz negotiated the principal terms of a settlement of Dr. Berkowitz’s objections and the purported class action complaint ~~in consideration of full mutual releases and the payment of legal fees for counsel to Dr. Berkowitz and counsel to Mr. Braun~~. The Camuto Group had ~~also~~ indicated that it would raise its offer to $0.20 per share if it resulted in Dr. Berkowitz’s acceptance of the transaction and a settlement of Mr. Braun’s action. Pryor Cashman assisted counsel to the Company in negotiating a settlement with counsel to Dr. Berkowitz and Mr. Braun involving the payment of legal fees and plaintiff’s awards to Dr. Berkowitz and Mr. Braun not to exceed $80,000 in the aggregate (premised upon a per share merger consideration of at least $0.20 in cash). The per share merger consideration was subsequently increased to $0.21 in cash, and the legal fees and awards payable were reduced to $75,000.”

Recommendation of Our Board of Directors and Special Committee..., page 20

The Committee, page 20

11.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. In addition, to the extent these presentation, discussions or reports discussed any specific terms or valuations, please disclose.

Response:

Other than as disclosed in the Proxy Amendment, there were no reports, oral or written, provided by an outside party to the board of directors of the Company or the special committee.

Securities and Exchange Commission

May 21, 2012

12.	We note your disclosure here and elsewhere in your proxy statement that the special committee is composed entirely of independent directors and recommends that your shareholders vote “FOR” the proposal. Please revise to note that the merger agreement will cause the early vesting of the stock options owned by members of your special committee. Given this, please revise or explain your statement on page 24 that members of your special committee do not have interest in the merger different from, or in addition to, those of the company’s unaffiliated shareholders. Please also advise why you have not provided any disclosure under Item 1011(b) of Regulation M-A, or a shareholder vote pursuant to Rule 14a-21.

Response:

The Company wishes to advise that Staff that none of the members of the special committee held any unvested options at the time the merger agreement was negotiated or executed, nor do any members currently hold any unvested options. Further, all outstanding Company options have exercise prices that exceed the per share merger consideration.

13.	It appears that the company has had ongoing liquidity and financial concerns as well as regular and ongoing losses for several years. Please revise to provide the reasons that the proposed merger transaction was determined advisable at this point in the company’s history. See Item 1013(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language describing the reasons that the proposed merger transaction was determined advisable at this point in the Company’s history.

“Based upon the Company’s financial projections, the Committee concluded that the liquidity and financial concerns facing the Company would be further exacerbated by remaining a public company.”

14.	Please clarify how the special committee considered the lack of interested parties and the ability to entertain superior proposals as indicative of fairness, when the affiliates proposing this transaction have the apparent ability to block any alternative transactions.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language clarifying the special committee’s consideration of the lack of interested parties and the ability to entertain superior proposals when affiliates have the apparent ability to block any alternative transaction.

Securities and Exchange Commission

May 21, 2012

“[W]hile the Committee was aware that affiliates of the Company could potentially block an alternative transaction, the Committee believed that the ability to entertain superior proposals was an important aspect of procedural fairness and, in that regard, specifically negotiated a “go-shop” provision into the merger agreement. The Committee also considered that, despite the lengthy period of time following the public disclosure of the Camuto Group’s initial offer of $0.13 per share, no third parties ever approached the Company about an alternative transaction. Further, none of the Family Shareholders ever stated that he, she or it would not support an alternative transaction or publicly indicated his, her or its intent to support the merger prior to execution of the merger agreement.”

15.	The board of directors and the special committee do not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. In particular, the board of directors and the special committee do not appear to have considered historical prices, or net book, liquidation or going concern values of the company. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of the transaction, the reasons why should be explained for shareholders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, SEC Release No. 34-17719 (April 13, 1981).

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language describing the special committee’s consideration of historical prices and net book, liquidation and going concern values of the Company.

“Going Concern Valuation. While the Committee did not establish a specific going concern value of the Company, the Committee believed that National’s valuation methodologies provided relevant valuations of the Company as it continued to operate its business, and, to that extent, the Committee characterized such analyses collectively as forms of going concern valuations. The Committee considered these analyses in the context of the other financial analyses performed by National in the preparation of its opinion and such analyses factored into the Committee’s determination as to the fairness of the proposed transaction.

Historical Market Prices. The Committee did not place great weight on historical market prices given the lack of a liquid trading market in shares of Company common stock, although the Committee did note that the final negotiated price represented a significant premium to the market price of the common stock at the time of the initial offer by the Camuto Group and an approximately 88% premium over the average of the bid and asked prices for the Company’s common stock for the last ten trading days prior to the announcement of the proposed transaction.

Securities and Exchange Commission

May 21, 2012

Liquidation Valuation; Net Book Value; Other Factors Not Considered. The Committee did not consider the liquidation value of the Company because the Committee considered the Company to be a viable going concern, at least for some period of time, with its value more properly derived from cash flows from its continuing operations rather than from a sale of its assets in a liquidation. Moreover, the Committee did not consider net book value, which is an accounting concept, because it believed that net book value did not present a meaningful valuation methodology for the Company and its business. In addition, the Committee did not consider firm offers made by unaffiliated persons to acquire all or a substantial part of the Company by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such firm offers were made during the previous two years to the knowledge of the Committee.”

Recommendation of the Board, page 23

16.	The fairness conclusion of the board of directors is not supported by reasons independent of those considered by the special committee and the analysis of National Securities. A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards set forth in Instruction 2 to Item 1014 of Regulation M-A. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the board of directors relied on these persons’ analyses and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of these persons. Alternatively, provide a reasonably detailed discussion of the material factors upon which the board of directors relied in making its fairness determination. This comment also applies to the positions of the Family Shareholders as set forth on page 30.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language indicating that the board of directors specifically adopted and relied on the analyses and conclusions of the special committee.

“The Board, ~~acting upon the unanimous recommendation of the Committee,~~ at a meeting described above on April 3, 2012, adopted the analyses and conclusions of the Committee and, relying on such analyses and conclusions and acting upon the unanimous recommendation of the Committee:”

Securities and Exchange Commission

May 21, 2012

The Company has also supplemented its disclosure by adding the following language indicating that the Family Shareholders specifically adopted the analyses and conclusions of the special committee.

“The Family Shareholder and Family Newco have adopted the analyses and conclusions of the Committee and relied on those analyses and conclusions when considering the merger.”

17.	Please revise to clarify what consideration, if any, your board and/or special committee gave to remaining public as opposed to entering into the merger transaction at this time.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language concerning the consideration that the board gave to remaining public.

“Based upon the Company’s financial projections, the Committee concluded that the liquidity and financial concerns facing the Company would be further exacerbated by remaining a public company.”

Opinion of National Securities, page 25

18.	We note that National reviewed “certain financial and operating information with respect to the current business operations, financial conditions and prospects of the Company furnished to National by the Company, including, without limitation, pro-forma forecasts for fiscal years 2012 to 2016 prepared by management of the Company.” Please note that any non-public information used by National in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor’s reliance upon those materials was reasonable.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by including a summary of the non-public projections used by National, and indicating that the projections were reviewed by the special committee and the special committee determined that National’s reliance upon those materials was reasonable. Please see page 31.

Securities and Exchange Commission

May 21, 2012

19.	Please disclose the criteria used in selecting the comparable companies. In particular, we note the significant range of enterprise values.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language describing the criteria used in selecting the comparable companies.

“National compared the Company to a group of comparable public domestic apparel, footwear and accessories companies referred to as the “Bernard Chaus Comparable Companies.” The Bernard Chaus Comparable Companies are public companies that National deemed comparable to the Company’s limited universe because they are all public domestic apparel, footwear and accessories companies headquartered in North America, distribute primarily through third parties (with limited customer contact), are publicly traded and have market capitalizations of less than $250,000,000.”

20.	Please revise to define total enterprise value as it is used on page 27.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language defining total enterprise value.

“the ratio of the company’s total enterprise value (calculated as market capitalization plus debt plus minority interests plus preferred shares, minus total cash and cash equivalents) based on the company’s closing price per common share on March 30, 2012, referred to as “EV”, to historical revenue over the trailing twelve months (“TTM”)”

21.	Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, TTM EBIDTA and net income for each company, including for Bernard Chaus, and (ii) the data from each transaction that resulted in the multiple disclosed on page 29 with respect to the Precedent Transactions Analysis and the Bernard Chaus data to which the multiple was applied to arrive at the implied per share equity values. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by describing the data underlying the results described in this section. The Company also supplemented its disclosure by indicating that the multiple applied for the EV to TTM Revenue calculation for comparable companies is the mean of the multiples from the comparable companies, and the multiple applied for the EV to TTM Revenue for precedent transactions was the median of the multiples from the precedent transactions. Please see page 27.

Securities and Exchange Commission

May 21, 2012

22.	We note your reference on page 28 to the company’s negative EBITDA and Net Income. Please revise to describe whether this significantly decreased the company implied value from the median range would have suggested. Please provide additional details noting where the assumptions underlying the comparable company analysis differed from those relating to Bernard Chaus.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language describing the effects of the Company’s negative EBITDA and Net Income.

“Based on the information for the comparable companies and given the Company’s negative EBITDA and Net Income, National applied the EV to TTM revenue median multiple to the Company’s revenue for the TTM period (revenues included and excluded licensed products revenue) in order to derive a series of ranges for the implied per share value of the Company ranging from TTM ($0.12) to $0.23. Because the Company had negative TTM EBITDA and TTM Net Income, National considered these metrics not meaningful for the purposes of its Opinion. By not factoring these negative metrics in its calculations, the implied value of the Company’s shares increased rather than decreased for purposes of National’s analysis.”

Bernard Chaus Precedent Transactions Analysis, page 28

23.	Disclose the methodology and criteria used to determine the transactions selected for comparison. Please indicate whether the criteria were consistently applied and indicate whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language describing National’s methodology in determining the transactions selected for comparison.

Securities and Exchange Commission

May 21, 2012

“National reviewed nine precedent merger and acquisition transactions announced from May 1, 2006 through December 31, 2011, involving companies in the women’s apparel industry that were headquartered in North America. National considered companies that were both privately held and publicly held, with no limitations on overall size or profitability due to the small sample set. These criteria were consistently applied and all transactions that fit within these criteria were analyzed.”

Bernard Chaus Discounted Cash Flow Analysis, page 29

24.	Please revise to provide additional details regarding how National arrived at the discount rate and perpetuity growth rate used in your cash flow analysis.

Response:

In response to the Staff’s comment, the Company had supplemented its disclosure by adding the following language describing the discount rate and perpetuity growth rate used by National.

“National performed a discounted cash flow analysis to calculate a range of present value for the Company using a discount rate of 17.9%, determined by National in its judgment and experience based on its estimated weighted average cost of capital of the Company, a perpetuity growth rate of 1.0%, and an EBITDA multiple of 8.0x and derived Company share prices ranging from ($1.~~24~~97) to ($2.15) exclusive of licensed products and ($1.24) to ($1.31) inclusive of licensed products. The weighted average cost of capital used as a discount rate in the discounted cash flow analysis was determined assuming that the Company has a 0% tax rate, a risk free rate of return equal to the yield on the five year US Treasury note, a market risk premium equal to the average risk premium on companies with market capitalization of less than $68 million, and a cost of debt equal to the interest rate paid by comparable companies in recent financing transactions. The terminal growth rate was provided by management based on National’s query of a reasonable rate of growth for cash flow over the longer term, given that near-term cash flows are negative.”

25.	Please disclose the fee paid to National for its recommendation to the special committee and whether National recommended the consideration to be paid in the merger. See Item 1015(b)(4) and (5) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language concerning the fee paid to National and the fact that National did not recommend the consideration.

Securities and Exchange Commission

May 21, 2012

“National was retained by the special committee to give a presentation of its analysis to the special committee and, separately, provide the National Opinion as to the fairness, from a financial point of view, to non-affiliated shareholders of the Company of the Merger Consideration, and will receive a fee of $50,000 and reimbursement of its expenses for such services. National did not recommend the consideration to be paid in the merger.”

Purposes and Reasons of the Family Shareholders, Family Newco..., page 30

26.	Please disclose the reasons for the structure of the Rule 13e-3 transaction. See Item 1013(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language describing the reasons for the structure of the Rule 13e-3 transaction.

“The merger was structured so as to ensure that the Family Shareholders at all times maintained greater than 50% ownership of the Company and that the Company’s net operating losses would survive the merger.”

27.	Please clarify that the transaction will give the filing persons a 100% ownership interest in the company, as opposed to mere “control.” The filing persons appear to already have control of the company. Please also remove language, appearing here and elsewhere in your filings, introducing doubt as to the applicability of Rule 13e-3, which does not appear to have a reasonable basis in this circumstance.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by clarifying the following language.

“~~Under a possible interpretation of the SEC rules governing “going-private” transactions, each of the Family Shareholders, Family Newco, the Camuto Group and Investor Newco may be deemed to be affiliates of the Company and, therefore, required to express their reasons for the merger to the Company’s unaffiliated stockholders, as defined in Rule 13e-3 of the Exchange Act.~~ The Family Shareholders, Family Newco, the Camuto Group and Investor Newco are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Family Shareholders, Family Newco, the Camuto Group and Investor Newco, the purpose of the merger is to enable the Family Shareholders and the Camuto Group to acquire 100% ownership ~~control~~ of the Company, in a transaction in which the unaffiliated stockholders will be cashed out for $0.21 per share, so the Family Shareholders and the Camuto Group will bear the rewards and risks of the ownership of the Company after shares of Company common stock cease to be publicly traded. In addition, with respect to the Family Shareholders, the merger will allow the Family Shareholders to maintain their investment in the Company.

Securities and Exchange Commission

May 21, 2012

Positions of the Family Shareholders, Family Newco, the Camuto Group and Investor Newco Regarding the Fairness of the Merger

~~Under the SEC rules governing “going-private” transactions, Family Newco, each of the Family Shareholders, the Camuto Group and Investor Newco may be deemed to be affiliates of the Company and required to express their beliefs as to the fairness of the merger to the unaffiliated shareholders of the Company.~~ As described below. . .”

Certain Effects of the Merger, page 31

28.	Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by providing the disclosure required by Instruction 3 to Item 1013 of Regulation M-A. Please see page 35.

Employee Benefits, page 34

29.	Please specify the specific benefits to each officer and director as set forth in the merger agreement in this section, including quantification for each individual. This would include any payments as a result of the change in control.

Response:

None of the officers or directors of the Company have entered into contracts with the Company or any other parties that would provide for compensation or payments following the merger. Further, no officer or director of the Company will receive any payments as a result of the change in control. Although the terms of the merger agreement do call for all unvested options to immediately vest, none of the members of the special committee held any unvested options at the time the merger agreement was negotiated and executed, nor do any members currently hold any unvested options. In response to the Staff’s comment, the Company has supplemented its disclosure by including the following language.

Securities and Exchange Commission

May 21, 2012

“The merger agreement requires the surviving corporation to continue to provide certain compensation and benefits through December 31, 2013, as well as take certain actions in respect of employee benefits provided to the Company’s employees, including its executive officers. For a more detailed description of these requirements, please see “The Merger Agreement—Employee Benefit Matters” beginning on page 52. Although the merger agreement does call for the early vesting of Company options, none of the members of the Committee hold any unvested Company options. Further, all Company options held by members of the Committee have exercise prices greater than the per share merger consideration and are therefore out of the money.”

Determination of Per Share Merger Consideration, page 35

30.	Please delete the reference to “arm’s-length negotiations” in this section. References to arm’s-length negotiations are inappropriate in a going private transaction.

Response:

In response to the Staff’s comment, the Company has amended its disclosure by deleting the references to “arm’s-length negotiations” in this section.

“The per share merger consideration was determined through ~~arm’s-length~~ negotiations between the Camuto Group, Investor Newco and the Company (acting through the Committee ~~special committee~~).”

Litigation Related to the Merger, page 39

31.	We note you have entered into a memorandum of understanding with respect to the pending litigation pursuant to which certain shareholders agreed to vote their shares in support of the merger. Please identify the parties to the agreement. See Item 1005(e) of Regulation M-A. Also, please tell us whether this agreement is believed to be binding upon the parties.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following language identifying the parties to the memorandum of understanding and indicating that the Company believes the memorandum of understanding to be binding on the parties.

Securities and Exchange Commission

May 21, 2012

“On April 3, 2012, the Company, the directors of the Company, the Camuto Group, Mr. Braun and Dr. Berkowitz entered into a memorandum of understanding with respect to the pending litigation. Pursuant to the memorandum of understanding, Dr. Berkowitz ~~certain shareholders of the Company~~ agreed, among other things, to vote his ~~their~~ shares of Company common stock in support of the Merger. As of April 3, 2012, 5,038,846 shares of Company common stock were subject to the voting provisions of the memorandum of understanding, or approximately 13.44% of the outstanding shares of Company common stock as of that date. The Company believes the memorandum of understanding to be binding upon the parties.”

Selected Historical Financial Information, page 67

32.	Please update this section to provide quarterly information. See Item 1010(a)(2).

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by including quarterly information. Please see page 77.

Annex A

33.	Please file all material exhibits, schedules and/or attachments to the agreement and plan of merger. For example, we note the references to Exhibits B, C, and D in the discussion of the material terms of the merger agreement, commencing on page 44. However, those exhibits have not been filed. Please file these exhibits in their entirety.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by filing Exhibits A, B, C, and D of the merger agreement in their entirety.

34.	Please explain the use of the undefined term “Commitment Letter” appearing in Section 3.03(d) of the merger agreement.

Response:

In response to the Staff’s comment, the Company has amended its disclosure by deleting the undefined term “Commitment Letter” from the merger agreement.

Securities and Exchange Commission

May 21, 2012

“CCI and Investor Newco have cash available in sufficient amounts to deliver the Merger Consideration on the terms and conditions contained in this Agreement, and will have sufficient funds to deliver the Merger Consideration on the Closing Date and to fund or pay all expenses or obligations required to be paid by them pursuant to this Agreement. Neither CCI nor Investor Newco is aware of any reason, fact or circumstance that has caused or is reasonably likely to cause the delivery of the Merger Consideration to not be made in full or the obligations of CCI or Investor Newco set forth in the Rollover Agreement to not be satisfied. ~~To CCI’s Knowledge, as of the date of this Agreement, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), on the part of Parent under the Commitment Letter, or to the Knowledge of Parent and Merger Sub, any other party to the Commitment Letter, and Parent does not have any reason to believe that any of the conditions to the financing under the Commitment Letter will not be satisfied or that such financing will not be available to Parent on the Closing Date~~.”

35.	The opinion of the financial advisor states that it is solely for the use of the special committee. Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for the advisor’s belief that security holders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with the advisor). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or your board of directors under the federal securities laws. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please also take this restriction into consideration if the board of directors or any filing person adopted the analysis and conclusions of the advisor.

Response:

In response to the Staff’s comment, the Company has amended its disclosure to remove the implication that investors are not entitled to rely on the opinion.

“This opinion is ~~solely~~ for the use of the Special Committee of the Board of Directors of CHBD and. . .”

Securities and Exchange Commission

May 21, 2012

If you have any questions, please feel free to contact Martin Nussbaum at (212) 698-3596 or the undersigned at (215) 994 2824. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Geraldine Sinatra

Exhibits (via overnight delivery)

cc:             Eric Dale

CONFIRMATION STATEMENT

The undersigned filing persons of Schedule 13E-3 and related Schedule 14A Proxy Statement (the “Filings”) in connection with the proposed going private transaction of Bernard Chaus, Inc. hereby confirm, as of May 21, 2012, that:

• each filing person is responsible for the adequacy and accuracy of the disclosure in the Filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings; and

• a filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned filing persons have executed this confirmation on the date first set forth above.

CAMUTO CONSULTING INC.

By:	/s/ Vincent Camuto
	Name:	Vincent Camuto
	Title:	Chief Executive Officer and
Chairman

CAMUTO MERGER SUB, INC.

By:	/s/ Vincent Camuto
	Name:	Vincent Camuto
	Title:	Chief Executive Officer and
Chairman

BERNARD CHAUS, INC.

By:	/s/ Josephine Chaus
	Name:	Josephine Chaus
	Title:	Chairwoman and Chief Executive
Officer

JOSEPHINE CHAUS

/s/ Josephine Chaus

AARON CHAUS

By:	/s/ Josephine Chaus
	Name:	Josephine Chaus
	Title:	Custodian

AARON CHAUS 1986 TRUST

By:	/s/ Josephine Chaus
	Name:	Josephine Chaus
	Title:	Trustee

ARIEL CHAUS 1986 TRUST

By:	/s/ Josephine Chaus
	Name:	Josephine Chaus
	Title:	Trustee

BC FAMILY MERGER CORP.

By:	/s/ Josephine Chaus
	Name:	Josephine Chaus
	Title:	Chief Executive Officer

ARIEL CHAUS

/s/ Ariel Chaus

AARON CHAUS 2003 TRUST

By:	/s/ Ilya Chaus Hyatt
	Name:	Ilya Chaus Hyatt
	Title:	Trustee

ARIEL CHAUS 2003 TRUST

By:	/s/ Ilya Chaus Hyatt
	Name:	Ilya Chaus Hyatt
	Title:	Trustee

VINCENT CAMUTO

/s/ Vincent Camuto

THE CAMUTO DESCENDANTS TRUST U/A/D MAY 13, 2010

By:	U.S. Trust Company of Delaware

By:	/s/ Debra Patterson
Name: Debra Patterson
Title: Vice President